EXHIBIT (a)(2)(A)

Attention Business Editors:

Rogers Communications Proposes to Launch Exchange Offer for Publicly Held Shares of Rogers Wireless

   Offer of 1.75 Rogers Communications Shares for each Rogers Wireless Share
       Falls Above mid-point of Preliminary Independent Valuation Range

    TORONTO, Nov. 11 /CNW/ - Rogers Communications Inc. ("RCI") announced today that it is proposing to launch an exchange offer for all of the outstanding Rogers Wireless Communications Inc. ("RWCI") Class B Restricted Voting shares ("RWCI Class B shares") owned by the public with the consideration being 1.75 RCI Class B Non-Voting shares ("RCI Class B shares") for each RWCI Class B share held. RCI currently owns 100% of the RWCI Class A Multiple Voting shares and approximately 81% of the RWCI Class B shares, representing an approximate 89% equity interest and an approximate 98% voting interest in RWCI.

    Based on the November 10, 2004 closing prices of the RWCI Class B shares and the RCI Class B shares on the Toronto Stock Exchange, the proposed exchange offer for the RWCI Class B shares represents an implied price per share of C$50.23 and a premium of 16%. This implied price represents a 38% premium to the price paid to AT&T Wireless Inc. in October 2004 for their 34% interest in RWCI. The consideration being offered by RCI to RWCI shareholders under the proposed offer falls above the mid-point of the preliminary range of fair values indicated under the independent valuation described below.

    "We believe that this proposal represents an excellent opportunity for both the shareholders of Rogers Wireless and Rogers Communications," said Ted Rogers, President and Chief Executive Officer of Rogers Communications Inc. "Rogers Wireless shareholders will receive a generous premium for their shares, will benefit from the greater liquidity of the Rogers Communications shares, and will continue to own equity in a company with significant Canadian wireless assets, while all Rogers Communications' shareholders will benefit from the simplified corporate structure that will result from full ownership of its three primary operating companies assuming a successful completion of the offer."

    At the request of RCI, the Board of Directors of RWCI established an independent committee to supervise preparation of a formal independent valuation of the RWCI Class B shares in accordance with Canadian securities laws. The independent committee retained BMO Nesbitt Burns Inc. to prepare that valuation. The valuation is being prepared on an en bloc basis, with no downward adjustment for liquidity, lack of control or the effect of the exchange offer, in accordance with the relevant Ontario and Quebec securities laws and the RWCI Minority Shareholder Protection Agreement. The RWCI board of directors and RCI have been advised that the preliminary indicated fair market value of the RWCI Class B shares determined pursuant to that valuation is in the range of $46 to $54 per share. RCI has requested that the independent committee complete its supervision of the formal independent valuation and report to the Board of Directors of RWCI with its recommendation in respect of the proposed offer.


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    RCI's offer is being finalized and awaits completion of the formal valuation and the final report of the independent committee.

    Completion of the proposed offer will be subject to customary conditions including the absence of any material adverse change in RWCI and the absence of material disruption in financial markets. Further details of the offer will be contained in the take-over bid circular to be mailed to shareholders in connection with the offer. Subject to receipt of necessary regulatory approvals, it is anticipated that the offer will be mailed to RWCI shareholders and that required regulatory filings in Canada and the U.S. will be made within approximately ten days.

    RCI intends to take up and pay for any and all of the publicly held shares that are tendered to the offer regardless of the actual number of shares tendered. If a sufficient number of shares are acquired under the offer, it is RCI's current intention that it would acquire the remaining publicly held RWCI shares pursuant to a subsequent going private transaction.

    The exchange offer is not being, and will not be, made in any jurisdiction where not permitted by law. RCI and RWCI urge U.S. holders of RWCI Class B shares to read the Registration Statement on Form F-10 related to the exchange offer, as well as other documents that will be filed with the SEC, as these documents will contain important information to assist shareholders in making an informed investment decision.

    This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the U.S. except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

    In connection with the exchange offer, RCI will be filing materials on SEDAR and in the U.S. with the SEC. Investors are urged to read these materials because they will contain important information. Investors may obtain a free copy of these materials when they become available, as well as other materials filed on SEDAR and with the SEC concerning RCI at www.sedar.com and www.sec.gov.

    Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. SEC.

    About Rogers:

    Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The company has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

    %SEDAR: 00003765EF

For further information: (Investment Community): Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright@rci.rogers.com; (Media): Jan Innes, (416) 935-3525, jan.innes@rci.rogers.com;
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